Filed pursuant to Rule 424(b)(3)

SEC File No. 333-282862
SEC File No. 333-296428

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus dated May 4, 2026)

PROSPECTUS SUPPLEMENT NO. 2

(To prospectus dated July 7, 2026)

PHOENIX ENERGY ONE, LLC

This prospectus supplement updates, amends, and supplements (i) the prospectus, dated May 4, 2026 (as updated, amended, and supplemented to date, the “Unsecured Notes Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-282862), and (ii) the prospectus, dated July 7, 2026 (as updated, amended, and supplemented to date, the “Secured Notes Prospectus” and, together with the Unsecured Prospectus, the “Prospectuses”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-296428). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Unsecured Notes Prospectus or Secured Notes Prospectus, as applicable.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information set forth below relating to our recent decision regarding allowing investors to make purchases with credit cards. The information set forth below under the captions “Updates to Our Risk Factors” and “Updates to the Plan of Distribution” supplements the disclosure contained in the Prospectus with respect to such matters.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Investing in the Notes involves risks. See “Risk Factors” beginning on page 27 of the Unsecured Notes Prospectus and on page 29 of the Secured Notes Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 20, 2026.

Updates to Our Risk Factors

The following is added as an additional risk factor under the “Risk Factors—Risks Related to the Notes and this Offering” section of the Secured Notes Prospectus:

Using a credit card to purchase Notes may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach or exceed 25% in some states) add to the effective purchase price of the Notes you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees.

Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited.

The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Updates to the Plan of Distribution

The fourth paragraph of the “Plan of Distribution—Offering Process” section of the Prospectuses is hereby deleted and replaced in its entirety by the following:

Subscription agreements may be also submitted electronically through our website. Generally, when submitting a subscription agreement electronically, you will be required to agree to various terms and conditions by checking boxes, and to review and electronically sign any necessary documents. You may pay the purchase price for your Notes by check, ACH, wire transfer, or credit card in accordance with the instructions in the subscription agreement. All checks should be made payable to “Phoenix Energy One, LLC.” In connection with any payments made by credit card, we will only permit investors to utilize credit card payment for one subscription only related to this offering, and for a maximum amount of $10,000.00. We will pay EquiDeFi, Ltd, a third-party service provider, credit card processing fees of 4.0% plus $0.30 per transaction, plus any charge back fees or expenses. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this prospectus, including all amendments and supplements thereto, you are purchasing the Notes for your own account, and that your rights and responsibilities regarding your Notes will be governed by the Indenture, including the form of Note, each included as an exhibit to the registration statement of which this prospectus forms a part. Neither we nor any selling group member have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside the United States. Investors must have a U.S. mailing address (other than a P.O. Box) and a U.S. social security number and/or a U.S. tax identification number to be eligible to participate in this offering.